Exhibit (a)(7)(A)

For Immediate Release

Summer Infant, Inc. Completes Tender Offer For Warrants

Woonsocket, RI, November 9, 2007 – Summer Infant, Inc. (“Company”) (Nasdaq: SUMR, SUMRU, SUMRW), today announced that it has completed its tender offer for its outstanding warrants (Nasdaq: SUMRW) with an exercise price of $5.00 at a price, net to seller, of $1.00 per warrant. The tender offer expired on November 8, 2007 at 5:00 p.m., Eastern Time. Of the 18,400,000 total warrants outstanding prior to the tender offer, 14,766,047 warrants were purchased in the tender offer. Following completion of the tender offer, the Company had a total of 3,633,953 redeemable common stock purchase warrants still outstanding. The Company will be drawing approximately $14.8 million on its line of credit to fund the tender offer, resulting in $7.2 million still available under its $22 million line of credit.

About Summer Infant, Inc.

Based in Woonsocket, Rhode Island, the Company is a designer, marketer and distributor of branded durable juvenile health, safety and wellness products (for ages 0-3 years), which are sold principally to large U.S. retailers. The Company currently sells proprietary products in a number of different categories, including nursery audio/video monitors, safety gates, durable bath products, bed rails, infant thermometers and related health and safety products, booster and potty seats, soft goods, bouncers, strollers, highchairs and swings.

Forward Looking Statements

This press release includes forward-looking statements about the Company made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding the effect of the tender offer on the Company’s capital structure and long-term shareholder value and the effect of the Company’s increased credit facility on future growth of the Company. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include, but are not limited to, the success of the tender offer, the Company’s ability to execute its strategy for future growth, and other risks as identified from time to time in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, Definitive Proxy filed February 13, 2007, and subsequent filings with the Securities and Exchange Commission.

Contact:

Joe Driscoll

Chief Financial Officer

Summer Infant, Inc.

(401) 671-6922

or

Devlin Lander

Integrated Corporate Relations

(415) 292-6855